UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

LONGVIEW ACQUISITION CORP. II.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

54319Q105
(CUSIP Number)

Mark Horowitz
Co-President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54319Q105	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Based on 69,000,000 shares of Class A Common Stock outstanding upon completion of the Issuer’s initial public offering and exercise of the underwriters’ over-allotment option, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2021.

CUSIP No. 54319Q105	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
LONGVIEW INVESTORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,175,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,175,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,175,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Represents 17,175,000 shares of Class B Common Stock, which are convertible into 17,175,000 shares of Class A Common Stock.
**
Based on (i) 69,000,000 shares of Class A Common Stock outstanding upon completion of the Issuer’s initial public offering and exercise of the underwriters’ over-allotment option, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2021, and (ii) 17,250,000 shares of Class A Common Stock issuable upon the conversion of 17,250,000 shares of Class B Common Stock.

CUSIP No. 54319Q105	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,675,000*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,675,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,675,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

*	Represents (i) 5,500,000 shares of Class A Common Stock and (ii) 17,175,000 shares of Class B Common Stock, which are convertible into 17,175,000 shares of Class A Common Stock.
**
Based on (i) 69,000,000 shares of Class A Common Stock outstanding upon completion of the Issuer’s initial public offering and exercise of the underwriters’ over-allotment option, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2021, and (ii) 17,250,000 shares of Class A Common Stock issuable upon the conversion of 17,250,000 shares of Class B Common Stock.

CUSIP No. 54319Q105	Page 5 of 7 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Class A common stock, par value $0.0001 per share (the “Common Stock”), of Longview Acquisition Corp. II (the “Issuer”), the principal executive offices of which are located at 767 Fifth Avenue, 44th Floor, New York, NY 10153.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i) Glenview Capital Management, LLC (“Glenview Capital Management”);

ii) Longview Investors II LLC (the “Sponsor”); and

iii) Larry Robbins (“Mr. Robbins”).

(b) The principal business address of each of the Reporting Persons is 767 Fifth Avenue, 44th Floor, New York, NY 10153.

(c) This Schedule 13D relates to shares of Common Stock held (i) by the Sponsor, (ii) for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership, Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company, Glenview Institutional Partners, L.P., a Delaware limited partnership, Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company, and Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (collectively, the “Glenview Funds”) and (iii) by GCM Longview Holdings LLC (the “Glenview Vehicle”). Glenview Capital Management serves as investment manager to each of the Glenview Funds. Mr. Robbins is the Founder, Portfolio Manager and CEO of Glenview Capital Management. The present principal occupation of the Mr. Robbins is Founder, Portfolio Manager and CEO of Glenview Capital Management. Mr. Robbins is also the managing member of the Sponsor and the sole member of the Glenview Vehicle.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Glenview Capital Management is a Delaware limited liability company. Each of the Sponsor and the Glenview Vehicle is a Delaware limited liability company. Mr. Robbins is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 18, 2021, the Registration Statement on Form S-1 (File No. 333-252594) (the “Registration Statement”) relating to the initial public offering (the “IPO”) of the Issuer was declared effective by the U.S. Securities and Exchange Commission. A related Registration Statement on Form S-1MEF (File No. 333-254478), filed with the SEC on March 18, 2021, pursuant to Rule 462(b) under the Securities Act of 1933, as amended, became effective upon filing. The closing of the IPO took place on March 23, 2021 and at such closing the Glenview Funds purchased an aggregate of 5,000,000 units of the Issuer and the Glenview Vehicle purchased 500,000 units of the Issuer at the IPO price of $10.00 per share from the Issuer. Each unit consists of one share of Common Stock of the Issuer and one-fifth of one warrant (“Warrant”) with each whole Warrant entitling the holder to purchase one share of Common Stock at $11.50 per share. The Warrants will become exercisable 30 days after the completion of the Issuer’s initial business combination. The Warrants cannot be exercised until the satisfaction of material conditions outside the control of the Reporting Persons.

In November 2020, the Sponsor purchased 2,875,000 shares of Class B common stock for an aggregate offering price of $25,000. On January 22, 2021, the Issuer effected a stock dividend of 11,500,000 shares with respect to the Class B common stock, resulting in the Sponsor holding an aggregate of 14,375,000 shares of Class B common stock. On January 27, 2021, the Sponsor transferred an aggregate of 75,000 shares to each of the Issuer’s then-director nominees. On March 19, 2021, the Issuer effected a stock dividend of 2,875,000 shares with respect to the Class B common stock, resulting in the Sponsor holding an aggregate of 17,175,000 shares of Class B common stock. Such securities were issued in connection with the Issuer’s organization pursuant to an exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The Reporting Persons are deemed to beneficially own 22,675,000 shares of Common Stock as reflected in this Schedule 13D.

CUSIP No. 54319Q105	Page 6 of 7 Pages

Item 4.	Purpose of Transaction.

The information regarding the IPO and the Sponsor’s purchase of shares of Class B common stock set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Common Stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the IPO and all of the shares of Class B common stock beneficially owned by the Sponsor were issued by the Issuer in connection with its organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

Mr. Robbins is the managing member of the Sponsor, the sole member of the Glenview Vehicle and the Founder, Portfolio Manager and CEO of Glenview Capital Management, which serves as investment manager to each of the Glenview Funds. The Reporting Persons share voting and dispositive power over the shares held by the Sponsor, the Glenview Funds and the Glenview Vehicle, as applicable, and may be deemed to beneficially own such shares. The Reporting Persons disclaim beneficial ownership over any securities owned by the Sponsor, the Glenview Funds and the Glenview Vehicle other than to the extent of any pecuniary interest they may have therein.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Mr. Robbins serves as the Chairman and a member of the Board of Directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 54319Q105	Page 7 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Private Placement Warrant Purchase Agreement, effective as of March 18, 2021, by and between the Issuer and the Sponsor, the Sponsor purchased an aggregate of 9,800,000 warrants to purchase shares of Common Stock, each warrant entitling the Sponsor, upon exercise, to purchase one share of Class A Common Stock (the “Private Placement Warrants”) for a price of $1.50 per Private Placement Warrant. The Private Placement Warrants will become exercisable 30 days after the completion of the Issuer’s initial business combination for one share of Class A Common Stock of the Issuer at a price of $11.50 per share. The Private Placement Warrants expire on the fifth anniversary of the consummation of the Issuer’s initial business combination.

Mr. Robbins and the Sponsor are party to a letter agreement with the Issuer pursuant to which they have agreed to vote any shares of Common Stock and Class B common stock held them in favor of the Company’s initial business combination; to facilitate the liquidation and winding up of the Company if an initial business combination is not consummated within 24 months of the IPO; and to certain transfer restrictions with respect to the Company’s securities.

The Sponsor is party to a registration rights agreement which provides for customary demand and piggy-back registration rights for the Sponsor with respect to securities of the Issuer.

The Glenview Funds are party to a forward purchase agreement pursuant to which the Glenview Funds have agreed to purchase, in a private placement transaction to close concurrently with the closing of the initial business combination, an aggregate of up to 10,000,000 units (the “Forward Purchase Units”) for an aggregate purchase price of up to $100,000,000, or $10.00 per Forward Purchase Unit. The Glenview Funds will determine in their sole discretion the specific number of Forward Purchase Units they will purchase, if any, pursuant to the Forward Purchase Agreement.

Except as set forth herein, the Reporting Persons does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

Exhibit B	Power of Attorney

Exhibit C
Registration Rights Agreement, dated March 18, 2021, between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2021).

Exhibit D
Private Placement Warrants Purchase Agreement, dated as of March 18, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2021).

Exhibit E
Letter Agreement, dated March 18, 2021, between the Issuer, the Sponsor and each of the officers and directors of the Issuer (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2021).

Exhibit F
Forward Purchase Agreement, dated March 18, 2021, among the Issuer, Glenview Capital Management, LLC and the Glenview Funds (incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2021

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LONGVIEW INVESTORS LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins